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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                                (Name of Issuer)
                               BADGER METER, INC.

                         (Title of Class of Securities)
                          COMMON STOCK $1.00 PAR VALUE

                                 (CUSIP Number)
                                   056525-10-8

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
          JAMES L. FORBES, BADGER METER, INC., 4545 W. BROWN DEER ROAD,
                        MILWAUKEE, WI 53223 (414)355-0400

             (Date of Event which Requires Filing of this Statement)
                                NOVEMBER 18, 1998

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

------------------------------------------ ---------------------------------------- ----------------------------------------
CUSIP NO.   056525-10-8                                                             Page   2   of   5   Pages
            -----------
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

--------- -------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          James L. Forbes
          ###-##-####
--------- -------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a)  |_|
2                                                                                                               (b)  |_|

--------- -------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
3

--------- -------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
4

--------- -------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)                   |_|
5

--------- -------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
6         USA

--------- -------------------------------------------------------------------------------------------------------------------
                                   SOLE VOTING POWER
                           7       5,319
        NUMBER OF
                           ------- ------------------------------------------------------------------------------------------
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8       991,476(1)
        OWNED BY
                           ------- ------------------------------------------------------------------------------------------
          EACH                     SOLE DISPOSITIVE POWER
        REPORTING          9       89,416
         PERSON
                           ------- ------------------------------------------------------------------------------------------
          WITH                     SHARED DISPOSITIVE POWER
                           10      --

-------------------------- ------- ------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        996,795

--------- -------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      |_|
12

--------- -------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        27.5%

--------- -------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON    IN
14        (1)The reported shares include 973,968 shares of Class B Common Stock
          (which is convertible into shares of Common Stock on a one-for-one basis) and 19,788 shares of Common Stock.
--------- -------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.    SECURITY AND ISSUER

   Badger Meter, Inc. Common stock, $1.00 Par Value, CUSIP #056525-10-8:
   Corporate headquarters:        Badger Meter, Inc.
                                  4545 W. Brown Deer Road
                                  Milwaukee, WI  53223-0099

ITEM 2.    IDENTITY AND BACKGROUND

     a) Name of reporting person:          James L. Forbes

     b) Business address:                  4545 W. Brown Deer Road
                                           Milwaukee, WI, 53223-0099

     c) Principal occupation and name, principal business and address of employer:

        Mr. Forbes is President and CEO of Badger Meter, Inc., 4545 W. Brown Deer Road, Milwaukee, Wisconsin, 53223-0099. Badger Meter is a marketer and manufacturer of flow measurement technology products.

     d) During the last five years, Mr. Forbes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e) During the last five years, Mr. Forbes was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction by which as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f) Citizenship:  Mr. Forbes is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        With regard to 354,880 shares of Badger Meter Class B Common Stock and 19,788 shares of Badger Meter Common Stock, these shares have been voluntarily deposited into the Badger Meter Officers' Voting Trust. The depositing beneficiaries have a continuing beneficial interest in the deposited shares and may withdraw their shares at any time, subject to the terms of the Badger Meter Officers' Voting Trust.

        The Officers' Voting Trust has a $2.0 million bank credit line used to assist officers in financing the purchase of Company stock. Loans to the Officers' Trust are guaranteed by the Company and the stock purchased by the officers using this credit facility is pledged to the Company to secure the loans. The Officers' Voting Trust holds shares with a value more than sufficient to cover the credit line. Twenty-nine officers have purchased Company stock using this credit facility.

ITEM 4.    PURPOSE OF TRANSACTION

        Mr. Forbes is the beneficial owner in terms of voting power, pursuant to Rule 13-d-3, of 354,880 shares of Badger Meter Class B Common Stock, $.10 par value and 19,788 shares of Badger Meter Common Stock, $1.00 par value, as a result of his appointment as a co-trustee of the Badger Meter Officers' Voting Trust and the deposit of such shares into or the purchase of such shares through the Badger Meter Officers' Voting Trust.

        Mr. Forbes has no plans or no intentions with respect to the matters set forth in Item 4 of Schedule 13-D.


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
        He is also a beneficial owner in terms of voting power of 616,808 shares of Class B Common Stock held by the Badger Meter Voting Trust as a result of serving as a voting co-trustee of that Voting Trust.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     a) Aggregate Number of Shares:  996,795 shares.
        Percentage of Class:  27.5%.
        Shares of Badger Meter stock outstanding, October 31, 1998:
                 Common:      2,509,071
                 Class B:     1,119,268

        On matters as to which Common Stock and Class B Common Stock vote together, shares of Class B stock have 10 votes per share. Therefore, as of November 30, 1998, Mr. Forbes is deemed to beneficially own 75.1% of the total voting power of Badger Meter, Inc., along with the other trustees.

     b) Number of shares as to which there is sole power to vote or to direct the vote: 5,319 shares, which includes no stock options exercisable within 60 days.

        Number of shares as to which there is shared power to vote or to direct the vote: 991,476 shares which consists of 971,688 shares of Class B Common Stock and 19,788 shares of Common Stock which is 36,706 shares less than previously reported due to various transactions involving the Badger Meter Voting Trust and the Badger Meter Officers' Voting Trust. See Item 5(c).

        Number of shares as to which there is sole power to dispose or to direct the disposition: 89,416 shares. This represents a net decrease of 1,860 shares due to gifting of 4,180 shares of Class B Common Stock to reporting person's children by the reporting person, effective November 1997 and November 1998. Mr. Forbes also exercised a total of 2,320 stock options in February 1998.

        Number of shares as to which there is shared power to dispose or to direct the disposition: None, which is the same as previously reported.

In addition to Mr. Forbes, the other voting co-trustees in the Badger Meter Officers' Voting Trust are:
     Mr. James O. Wright, Chairman          Mr. Ronald H. Dix, Vice President
     Badger Meter, Inc.                     Badger Meter, Inc.
     4545 W. Brown Deer Road                4545 W. Brown Deer Road
     Milwaukee, WI  53223-0099              Milwaukee, WI  53223-0099
     Manufacturer of flow measurement       Manufacturer of flow measurement and
     and control products                   control products.

Additionally, Mr. Forbes serves as co-trustee of the Badger Meter Voting Trust. As of November 30, 1998, the Badger Meter Voting Trust held 616,808 shares of Class B Common Stock and no shares of Common Stock. The other voting trustees of the Badger Meter Voting Trust are:
     Mr. James O. Wright, Chairman          Mr. James O. Wright, Jr.
     Badger Meter, Inc.                     The Wright Tax Service
     4545 W. Brown Deer Road                4040 Civic Center Drive
     Milwaukee, WI  53223-0099              Suite 200
     Manufacturer of flow measurement       San Rafael, CA 94903
     and control products.                  Tax and bookkeeping service.

     c) Since September 30, 1997, 55,450 shares of Class B Common Stock have been removed from the Badger Meter Voting Trust. Of these shares, 49,148 were exchanged for an equal number of shares of Common Stock with the Badger Meter Officers' Voting Trust. 6,302 shares were exchanged for Common Stock from the Company's Treasury Account. The

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        Common Stock shares were deposited into various subtrusts for members of the Wright family for which the reporting person has no affiliation.

        During the same period, there was a net decrease of 26,424 shares of Common Stock and a net increase of 45,168 shares of Class B Common Stock in the Badger Meter Officers' Voting Trust. In addition to an exchange with the Badger Meter Voting Trust of 49,148 shares of Common Stock for Class B Common Stock, 23,774 shares of Common Stock and 200 shares of Class B Common Stock were deposited into the Badger Meter Officers' Voting Trust. The shares were the result of stock option exercises by various participants and a deposit of 800 shares of restricted stock by a new participant. A total of 1,050 shares of Common Stock were withdrawn by two participants. In addition, On November 26, 1997 and November 18, 1998, 1,900 shares and 2,280 shares, respectively, of Class B Common Stock were removed from the Badger Meter Officers' Voting Trust by Mr. Forbes and put into trusts for the benefit of his four children.

     d) The Badger Meter Officers' Voting Trust holds 354,880 shares of Class B Common Stock and 19,788 shares of Common Stock for the benefit of up to 29 officer-participants of Badger Meter, Inc. The beneficiaries of the Officers' Voting Trust have the right to receive all dividends on and proceeds from any sale of the shares of stock which they have deposited into the Badger Meter Officers' Voting Trust.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The shares reported in Item 5, (d) are held by the Badger Meter Officers' Voting Trust as of November 30, 1998, as a depository for shares owned beneficially by certain officers of Badger Meter, Inc. Shares so deposited are voted exclusively by three voting co-trustees; the reporting person, James L. Forbes, plus Messrs. Dix and Wright. Messrs. Dix, Forbes and Wright disclaim beneficial ownership of shares other than those shares which have been deposited by them individually.

        Additionally, Messrs. Forbes and Wright are voting co-trustees of the Badger Meter Voting Trust. Mr. Forbes disclaims beneficial ownership of shares in the Badger Meter Voting Trust.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A - Badger Meter Voting Trust, dated June 1, 1953, as amended (previously filed).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



------------------------------                    ------------------------------
           Date                                             Signature
                                                      James L. Forbes, Trustee
                                                            Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature. Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)




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